Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company (issuer))

CHICAGO MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

CEGEKA GROEP NV

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to Be Paid	$195,834,224.83	0.00011020	$21,580.93

Fees Previously Paid	$ 0		$ 0

Total Transaction Valuation	$195,834,224.83

Total Fees Due for Filing			$21,580.93

Total Fees Previously Paid			$ 0

Total Fee Offsets			$ 0

Net Fee Due			$21,580.93

*

Estimated solely for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding (a) 16,044,813.5554, the number of shares of common stock, par value $0.01 per share (each such share, a “Share”) of Computer Task Group, Incorporated (“CTG”), multiplied by $10.50 (the “Offer Price”), (b) 1,332,068, the number of Shares issuable pursuant to outstanding options, multiplied by the Offer Price, (c) 1,155,349, the number of Shares issuable pursuant to outstanding restricted stock units, multiplied by the Offer Price, and (d) 118,648, the number of Shares reserved for future issuance under the Computer Task Group Incorporated Employee Stock Purchase Plan, multiplied by the Offer Price. The calculation of the filing fee is based on information provided by CTG as of August 2, 2023.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2023 beginning on October 1, 2022, issued August 26, 2022, by multiplying the transaction value by 0.00011020.